SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 001-39442

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

WESBANCO, INC. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESBANCO, INC.

1 Bank Plaza

Wheeling, WV 26003

Wesbanco, Inc. 401(k) Plan

Table of Contents

Signatures	3

Reports of Independent Registered Public Accounting Firms	4

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	6
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	7
Notes to the Financial Statements as of December 31, 2025 and 2024, and for the Year Ended December 31, 2025	8

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Net Assets (Held at End of Year) as of December 31, 2025	15

Exhibit Index	16

NOTE: All other schedules required by Section 29 CFR 2520-103-10 of the Department of Labor's Rules and Regulations under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESBANCO, INC. 401(k) Plan

Date: June 25, 2026	/s/ Daniel K. Weiss, Jr.
Daniel K. Weiss, Jr.
Senior Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Wesbanco, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Wesbanco, Inc. 401(k) Plan (the "Plan") as of December 31, 2025, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at year end) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Pittsburgh, PA

June 25, 2026

We have served as the auditor of the Plan since 2026.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Wesbanco, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Wesbanco, Inc. 401(k) Plan (the Plan) as of December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Plan’s auditor from 2009 to 2025.

Pittsburgh, Pennsylvania

June 20, 2025

Wesbanco, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
ASSETS
Investments at fair value	$291,884,316	$232,215,861

Receivables:
Contributions receivable - Participant	725,689	456,136
Contributions receivable - Employer	493,516	238,448
Loans to participants	6,822,206	5,073,928
Accrued dividends	197,652	175,358
Total receivables	8,239,063	5,943,870

Net assets available for benefits	$300,123,379	$238,159,731

See accompanying notes to the financial statements.

Wesbanco, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

December 31,
2025
ADDITIONS
Investment income:
Interest and dividends	$16,542,875
Net appreciation in fair value of investments	21,773,599
Total investment income	38,316,474

Interest income on loans to participants	463,645

Contributions:
Employer	7,975,260
Employee	15,093,713
Rollovers	33,389,326
Total contributions	56,458,299

Total additions	95,238,418

DEDUCTIONS
Distributions to participants	33,022,830
Administrative expenses	251,940

Total deductions	33,274,770

Net increase	61,963,648

Net assets available for benefits:
Beginning of year	238,159,731

End of year	$300,123,379

See accompanying notes to the financial statements.

Wesbanco, Inc. 401(k) Plan

Notes to the Financial Statements

December 31, 2025 and 2024

Note 1 – Description of the Plan

Wesbanco, Inc. (“Wesbanco” or the “Company”) is a bank holding company offering a wide range of financial services, including customary banking services, trust and investment management, insurance and brokerage services, through offices located in West Virginia, Ohio, western Pennsylvania, Kentucky, Indiana, Michigan, and Maryland.

The following brief description of the Wesbanco, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement and Summary Plan Description for more complete information. The Plan is administered by a committee comprised of employees and directors appointed by the Board of Directors of Wesbanco (the "Plan Administrator"). The Plan, a contributory 401(k) profit sharing plan, was restated effective August 1, 2023. Empower Trust Company (“Empower”) became the Trustee and record-keeper of the Plan effective on the restatement date of the Plan.

The Plan provides for salary deferral and matching employer contributions. Generally, an employee who has completed 60 days of service after attaining 21 years of age shall be eligible to become a participant of the Plan the first day of the next calendar month. New participants in the Plan will be deemed to have automatically elected to defer 3% of pay into the Plan, unless an affirmative election otherwise is made. Eligible employees can invest the employee deferral, employer matching and employee rollover contribution among funds that are made available by the Plan Administrator. On February 28, 2025, Wesbanco completed its previously announced merger with Premier Financial Corp. The Premier Financial Corp 401(k) Employee Savings Plan was terminated and participants were given the opportunity to rollover account balances into the Plan. A participant’s interest is 100% vested in the employee deferral, employer matching and any rollover account upon becoming eligible to participate in the Plan. Employer matching contributions may be paid to the Plan in cash or shares of Wesbanco, Inc. common stock, as determined by the Board of Directors. Participants may redirect any employer matching contributions made in common stock into other registered investment funds. For the year ended December 31, 2025, the matching contribution was equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred and was paid in cash, which is used to buy available funds in proportion to funds elected by the employee for new contributions. The amount of the contribution per employee did not exceed the $70,000 in 2025 and $69,000 in 2024 for total contribution amount (employees’ salary deferrals plus employer’s matching contributions) permitted by federal law.

The Plan invests in common stock of the Company through its Company Stock Fund. The fund's fair value has been determined by the custodian based on the fair value of the underlying investments within the fund. The Fund is made up of the Company common stock and cash or other short-term securities, although these are expected to be a small percentage of the fund. The individual assets of a stock fund are considered separately as individual investments for accounting, auditing, and financial statement purposes.

The Company has implemented a dividend pass-through election for its participants. Participants are not limited as to the percentage of their contributions they choose to invest in their Company Stock Fund.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless directed otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Wesbanco, Inc. 401(k) Plan

Notes to the Financial Statements

December 31, 2025 and 2024

Note 1 – Description of the Plan (continued)

Each participant’s account is credited with the participant’s contributions and Company matching, as well as allocations of Plan earnings. Participant accounts are also charged with withdrawals and an allocation of plan losses and administrative expenses that are paid by the Plan. Allocations are based on participant earnings or account balances, as defined. Participant accounts are charged an annual $45.96 administrative fee that is passed through to their accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Plan includes provisions authorizing loans from the Plan to active eligible participants. The minimum loan amount is $1,000 while the maximum loan is determined by the available loan balance which is restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. A participant may have two loans outstanding at any given time. Loans are evidenced by promissory notes and are repayable over a period not to exceed five years, except loans to purchase a principal residence, which must be repaid over a period not to exceed ten years. Loans bear an interest rate commensurate with the prevailing rate charged by commercial lenders in the business of making similar type loans, which is currently the prime rate of interest as of the date of the loan fixed for the loan’s term.

Upon separation from service with the Company, a participant may elect to receive a payment in a lump sum, equal annual installments, or a combination of both. If the total value of a participant’s vested account balance is $1,000 or less, a lump sum distribution will be paid as soon as administratively possible. If the total value of a participant’s vested account balance is greater than $1,000 but not greater than $5,000 at employment termination before age 65 and a participant does not elect to receive a distribution, the participant’s account will be transferred to an IRA designated by the Company. Hardship distributions can be made from a participant’s employee deferral account with approval by the Plan Administrator, if specific criteria are met.

Legal, accounting and other administrative fees are paid at the discretion of the Plan Sponsor by the Plan or the Plan Sponsor. Participants pay investment, record keeping fees and administrative costs for loans, distributions, and qualified domestic relation orders. Expenses relating to the purchase, sale, or transfer of the Plan’s investments are charged to the particular investment fund to which the expense relates and are included as a reduction of investment return and not reflected separately in the statement of changes in net assets available for benefits.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation – The financial statements of the Plan are prepared on an accrual basis of accounting.

Payment of Benefits – Benefits are recorded when paid.

Valuation of Investments and Income Recognition – Purchases and sales of securities are accounted for as of the trade date. Interest and dividend income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for further discussion and disclosures related to fair value.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Wesbanco, Inc. 401(k) Plan

Notes to the Financial Statements

December 31, 2025 and 2024

Note 2 – Summary of Significant Accounting Policies (continued)

Plan Termination – Although it has not expressed any intent to do so, Wesbanco has the right to amend or terminate the Plan at any time. In the event that the Plan is completely or partially terminated or Wesbanco determines it will permanently discontinue making contributions to the Plan, all property then credited to the participants’ accounts will immediately become fully vested and non-forfeitable. The Trustee will be directed to either continue to hold the property in the participants’ accounts in accordance with provisions of the Plan or distribute to such participants all property allocated to their accounts.

Loans to Participants – Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans can either be charged a late fee or be called due to a default of payment in principal and interest, at which time the participant loan would be reclassified as a distribution based upon the terms of the Plan.

Contributions – Contributions from Plan participants and the matching contributions from the Employer are recorded in the year in which the employee contributions are withheld from compensation.

Note 3 – Related Party Transactions and Exempt Party-in-Interest Transactions

At December 31, 2025 and 2024, the Plan investment’s in the Company Stock Fund included 420,134 and 434,402 shares, respectively, of Wesbanco, Inc. common stock. During 2025, the Plan received $650,262 in dividends.

At December 31, 2025 and 2024, the Plan investments include shares of registered investment companies issued by an affiliate of the Company. During 2025, the Plan received $2,073,679 in dividends on these funds.

The Plan also issues loans to participants, which are secured by the vested balances in the participants’ accounts.

The administrative expenses that are paid to service providers of the Plan represent party-in-interest transactions.

Note 4 – Income Tax Status

The Plan uses a prototype plan document sponsored by Empower Retirement LLC. Empower Retirement LLC received an opinion letter from the Internal Revenue Service (“IRS”), dated November 14, 2022, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Wesbanco, Inc. 401(k) Plan

Notes to the Financial Statements

December 31, 2025 and 2024

Note 5 – Fair Value Measurement

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurement and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lower priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 - Valuations are based on unadjusted quoted prices in an active market for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Valuations are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value.

Registered Investment Companies: Shares of registered investment companies are valued at the net asset value ("NAV") of shares held by the Plan at year-end, based upon published market quotations on national exchanges.

Equity Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Wesbanco, Inc. 401(k) Plan

Notes to the Financial Statements

December 31, 2025 and 2024

Note 5 – Fair Value Measurement (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

	Assets at Fair Value as of December 31, 2025
	Total	Level 1	Level 2	Level 3

Registered investment companies	$277,918,166	$277,918,166	$-	$-
Company common stock	13,966,150	13,966,150	-	-
Total investments at fair value	$291,884,316	$291,884,316	$-	$-

	Assets at Fair Value as of December 31, 2024
	Total	Level 1	Level 2	Level 3

Registered investment companies	$218,080,372	$218,080,372	$-	$-
Company common stock	14,135,489	14,135,489	-	-
Total investments at fair value	$232,215,861	$232,215,861	$-	$-

The Plan did not hold any Level 2 or Level 3 assets at December 31, 2025 and 2024.

Wesbanco, Inc. 401(k) Plan

Notes to the Financial Statements

December 31, 2025 and 2024

Note 6 – Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2025 and 2024 to the Form 5500:

	December 31,
	2025	2024
Net assets available for benefits per the financial
statements	$300,123,379	$238,159,731
Less: Amount allocated to withdrawing participants	-	(33,516)
Net assets available for benefits per Form 5500	$300,123,379	$238,126,215

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2025 to the Form 5500:

For the year ended
December 31, 2025
Benefits paid to participants per the financial statements	$33,022,830
Add: Amounts allocated to withdrawing participants at December 31, 2025	-
Less: Amounts allocated to withdrawing participants at December 31, 2024	(33,516)
Benefits paid to participants per the Form 5500	$32,989,314

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid as of that date.

Note 7 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Market risks include global events which could impact the value of investment securities, such as international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8 - Subsequent Events

Wesbanco has evaluated subsequent events through June 25, 2026, the date on which these financial statements were issued and have identified no other events or transactions that would have a material effect on the financial statements. No events occurred that require additional disclosure or adjustments to the Plan's financial statements.

Supplemental Schedule

Wesbanco, Inc. 401(k) Plan

EIN #55-0571723 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at Year End)

December 31, 2025

	Description of		Identity of Issue, Borrower, Lessor,		Current
	Investment		or Similar Party	Cost	Value

			Registered Investment Companies
	250,085	shares	American Balanced R6	**	$9,380,678
	45,102	shares	American Century Small Cap Value R6	**	405,012
	18,985	shares	American Century Small Cap Growth R6	**	447,279
	112,963	shares	American EuroPacific Growth R6	**	6,843,293
	52,653	shares	American Small Cap World R6	**	4,016,863
	33,522	shares	iShares S&P 500 Stock Fund Class K	**	26,691,101
	352,769	shares	BlackRock Total Return Fund Class K	**	3,534,742
	60,942	shares	Dreyfus Government Cash Management	**	60,942
	189,990	shares	Fidelity Advisor Small Cap Class Z	**	6,871,942
	45,620	shares	Fidelity SmallCap Index	**	1,411,030
	250,562	shares	Fidelity U.S. Bond Index	**	2,645,942
	19,190	shares	JP Morgan Mid Cap Growth	**	992,892
	81,531	shares	JP Morgan U.S. Value R6	**	7,384,244
	349,064	shares	JP Morgan Large Cap Growth R6	**	30,173,128
	151,219	shares	T. Rowe Midcap Value I Class	**	4,849,609
	39,753	shares	T. Rowe Price Target Retirement 2010 I Class	**	635,260
	137,410	shares	T. Rowe Price Target Retirement 2015 I Class	**	1,828,931
	514,215	shares	T. Rowe Price Target Retirement 2020 I Class	**	10,130,035
	890,130	shares	T. Rowe Price Target Retirement 2025 I Class	**	15,692,994
	904,589	shares	T. Rowe Price Target Retirement 2030 I Class	**	25,066,151
	943,512	shares	T. Rowe Price Target Retirement 2035 I Class	**	22,040,445
	714,220	shares	T. Rowe Price Target Retirement 2040 I Class	**	24,554,882
	529,748	shares	T. Rowe Price Target Retirement 2045 I Class	**	13,460,909
	678,533	shares	T. Rowe Price Target Retirement 2050 I Class	**	14,676,661
	258,303	shares	T. Rowe Price Target Retirement 2055 I Class	**	5,876,399
	190,754	shares	T. Rowe Price Target Retirement 2060 I Class	**	3,624,334
	75,880	shares	T. Rowe Price Target Retirement 2065 I Class	**	1,121,508
	15,652,842	shares	Vanguard Federal Money Market Fund	**	15,652,842
	96,568	shares	Vanguard Total Institutional Stock Index	**	3,913,894
	6,010	shares	Vanguard Mid Cap Index	**	2,159,708
*	441,946	shares	Wesmark Large Company	**	9,753,755
*	138,408	shares	WesMark Small Company Growth Fund	**	2,020,761
			Total Registered Investment Companies		$277,918,166

*	420,134	shares	Wesbanco, Inc. Common Stock	**	$13,966,150

	Participant Loans
*			Loan Account (interest rates between 3.25%
			and 9.50% with maturities through August 2039)		$6,822,206

			Total assets (held at end of year)		$298,706,522

	* Party-in-interest
	** Participant-directed investment, cost not required.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Deloitte & Touche, LLP Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young, LLP Independent Registered Public Accounting Firm